Exhibit 99.2

Vintage Housing Holdings, LLC

Consolidated Financial Statements

December 31, 2013, 2012 (unaudited) and the period from

June 24, 2011 (inception) through December 31, 2011

(unaudited)

Vintage Housing Holdings, LLC

Index to Consolidated Financial Statements

Page

Report of Independent Registered Public Accounting Firm	3

Consolidated Balance Sheets as of December 31, 2013 and 2012 (unaudited)	4

Consolidated Statements of Operations for the Years Ended December 31, 2013 and 2012 (unaudited) and the Period from June 24, 2011 (inception) through December 31, 2011 (unaudited)	5

Consolidated Statements of Equity for the Years Ended December 31, 2013 and 2012 (unaudited) and the Period from June 24, 2011 (inception) through December 31, 2011 (unaudited)	6

Consolidated Statements of Cash Flows for the Years Ended December 31, 2013 and 2012 (unaudited) and the Period from June 24, 2011 (inception) through December 31, 2011 (unaudited)	7

Notes to Consolidated Financial Statements	8

Report of Independent Registered Public Accounting Firm

To the Members of Vintage Housing Holdings, LLC:

We have audited the accompanying consolidated balance sheet of Vintage Housing Holdings, LLC and its subsidiaries as of December 31, 2013, and the related consolidated statements of operations, equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vintage Housing Holdings, LLC and its subsidiaries at December 31, 2013, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLC

Boston, MA

March 31, 2014

Vintage Housing Holdings, LLC

Consolidated Balance Sheets

December 31, 2013 and 2012 (unaudited)

(in thousands)

	2013	2012
		(unaudited)
ASSETS
Investment in rental property, net	$375,467	$345,780
Cash and cash equivalents	6,762	5,352
Restricted cash	28,733	41,693
Accounts receivable, net of allowance	63	97
Prepaid expenses and other assets	472	413
Lease intangibles, net	86	88
Goodwill	17,897	17,897
Deferred costs, net	1,559	1,868

TOTAL ASSETS	$431,039	$413,188

LIABILITIES AND EQUITY
Mortgages and notes payable	$315,026	$292,371
Interest rate swaps	2,199	4,388
Accounts payable, accrued liabilities and other liabilities	7,678	7,660
Deferred tax credit liability	28,793	38,913
Payable to affiliates	4,886	4,918

TOTAL LIABILITIES	358,582	348,250

COMMITMENTS AND CONTINGENCIES
Members’ capital	54,956	47,568
Non-controlling interests	17,501	17,370

TOTAL LIABILITIES AND EQUITY	$431,039	$413,188

See notes to consolidated financial statements.

Vintage Housing Holdings, LLC

Consolidated Statements of Operations

For the Years Ended December 31, 2013 and 2012 (unaudited) and the

Period from June 24, 2011 (inception) through December 31, 2011 (unaudited)

(in thousands)

	2013	2012	Period from June 24, 2011 (inception) through December 31, 2011
		(unaudited)	(unaudited)
Revenue:
Rental income	$42,930	$40,252	$17,853
Other operating income	1,827	1,873	937

Total revenue	44,757	42,125	18,790

Operating expenses:
Salaries and employee benefits	5,367	4,893	2,189
Repairs and maintenance	3,525	3,362	1,314
Utilities	4,915	4,688	2,180
Property management fee	1,586	1,464	642
Real estate taxes	545	566	315
Property insurance	976	791	316
Other operating expenses	2,614	2,441	989
Depreciation	11,198	10,283	4,679
Amortization	45	5,333	4,775

Total operating expenses	30,771	33,821	17,399

Other income (expense):
Deferred tax credit income	10,120	11,400	5,465
Interest income	26	42	17
Interest expense	(3,907)	(6,217)	(4,690)
Other financial income (expense)	(3,607)	(3,211)	(1,361)
Other income (expense)	(113)	(173)	(201)
Related party fees and expenses	(1,933)	(1,959)	(967)

Total other income (expense)	586	(118)	(1,737)

Net income (loss)	14,572	8,186	(346)
Net loss attributable to non-controlling interests	1,130	798	1,162

Net income attributable to Vintage Housing Holdings, LLC	$15,702	$8,984	$816

See notes to consolidated financial statements.

Vintage Housing Holdings, LLC

Consolidated Statements of Equity

For the Years Ended December 31, 2013 and 2012 (unaudited) and the

Period from June 24, 2011 (inception) through December 31, 2011 (unaudited)

(in thousands)

	Gancar Trust	WRT-VHH LLC	Total Members’ Capital	Non- Controlling Interest	TOTAL
Balance, June 24, 2011	$8,400	$25,200	$33,600	$17,682	$51,282
Contributions	300	2,041	2,341	2,192	4,533
Distributions	(703)	(1,561)	(2,264)	(291)	(2,555)
Purchase of non-controlling interests	—	3,970	3,970	(3,970)	—
Net income (loss)	193	623	816	(1,162)	(346)

Balance, December 31, 2011 (unaudited)	8,190	30,273	38,463	14,451	52,914
Contributions	760	7,309	8,069	5,238	13,307
Distributions	(2,896)	(6,022)	(8,918)	(551)	(9,469)
Purchase of non-controlling interests	—	970	970	(970)	—
Net income (loss)	3,702	5,282	8,984	(798)	8,186

Balance, December 31, 2012 (unaudited)	9,756	37,812	47,568	17,370	64,938
Contributions	—	—	—	2,000	2,000
Distributions	(2,759)	(5,555)	(8,314)	(739)	(9,053)
Net income (loss)	6,818	8,884	15,702	(1,130)	14,572

Balance, December 31, 2013	$13,815	$41,141	$54,956	$17,501	$72,457

See notes to consolidated financial statements.

Vintage Housing Holdings, LLC

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2013 and 2012 (unaudited) and from

June 24, 2011 (inception) through December 31, 2011 (unaudited)

(in thousands)

	2013	2012	Period from June 24, 2011 (inception) through December 31, 2011
		(Unaudited)	(Unaudited)
Cash flows from operating activities
Net Income (loss)	$14,572	$8,186	$(346)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	11,198	10,283	4,679
Amortization (including amortization of deferred financing costs and fair value of debt)	692	5,168	4,695
Non cash portion of interest expense	(10,120)	(11,400)	(5,465)
Interest related to change in derivative values	(2,189)	1,053	2,019
Changes in:
Restricted cash held in escrows	(609)	(502)	(263)
Accounts receivable	34	(2)	—
Prepaid expenses and other assets	(59)	(60)	2,120
Accounts payable, accrued liabilities and other liabilites	18	982	2,862
Payable to affiliates	(32)	3,413	645

Net cash provided by operating activities	13,505	17,121	10,946

Cash flows from investing activities
Investment in rental property	(185)	(2,989)	(22,267)
Investment in construction phase property	(40,700)	(35,450)	(5,779)
Restricted cash held in escrows	14,469	(11,538)	(9,562)

Net cash used in investing activities	(26,416)	(49,977)	(37,608)

Cash flows from financing activities
Proceed from mortgage note payable	25,000	37,420	17,800
Principal payments on mortgage note payable	(2,659)	(3,954)	(1,177)
Deferred financing costs	(67)	(879)	(59)
Restricted cash held in escrows	(900)	(3,904)	(3,208)
Capital contributions	—	9,039	24,361
Capital distributions	(8,314)	(8,918)	(2,264)
Capital contribution from non-controlling interest	2,000	5,238	1,157
Capital distributions to non-controlling interest	(739)	(551)	(291)
Purchase of non-controlling interest	—	(970)	(3,970)

Net cash provided by financing activities	14,321	32,521	32,349

Net increase (decrease) in cash and cash equivalents	1,410	(335)	5,687
Cash and cash equivalents, beginning	5,352	5,687	—

Cash and cash equivalents, end	$6,762	$5,352	$5,687

Supplemental disclosure of cash flow information
Cash paid for interest	$5,460	$4,757	$1,927

Cash paid for real estate taxes	$550	$566	$309

Capitalized interest	$480	$764	$—

Supplemental disclosure of cash flow information
Capital expeditures in accounts payable, accrued liabilities and other liabilities	$—	$829	$—

Capital contributions	$—	$—	$15,550

Assumption of mortgages and notes payable	$—	$—	$256,859

Capital contributions from NCI	$—	$—	$1,035

Fair value of assets acquired	$—	$—	$361,853

Fair value of liabilites assumed	$—	$—	$304,331

See notes to consolidated financial statements.

Vintage Housing Holdings, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012 (unaudited) and from

June 24, 2011 (inception) through December 31, 2011 (unaudited)

(in thousands)

Note 1 – Organization

Vintage Housing Holdings, LLC (the “Company”) was formed as a limited liability company under the laws of the State of California and is owned by WRT-VHH LLC (“WRT”) and the Gancar Trust (“Gancar”). On June 24, 2011, the Company acquired the general partnership/managing member interests in 25 multifamily and senior housing operating properties (each property individually an “Operating Property” and collectively the “Operating Properties”). WRT contributed cash of $18,200 plus developer fees and advances receivable from the Operating Properties valued at $7,000 for an effective 75% interest in the Company and Gancar contributed developer fees receivable and advances receivable from the Operating Properties valued at $8,400 for an effective 25% interest in the Company.

The Operating Properties were syndicated as limited partnerships (each limited partnership individually the “Operating Partnership” and collectively the “Operating Partnerships”) to provide low income housing tax credits to investors. At the time of syndication, the limited partners contributed cash in exchange for an ownership interest in the Operating Partnership and the rights to the respective tax credits. In all cases, the general partner ownership interest in each Operating Partnership is less than 1%. However, the general partner controls the day to day operations of each Operating Property, holds a majority of the voting rights in each Operating Partnership and has the obligation to absorb losses or receive benefits from each Operating Partnership. As such it was determined that the Company has control and consolidates the Operating Partnerships as of June 24, 2011, the date of acquisition. The assets acquired and the liabilities assumed are accounted for at their respective fair values as of the acquisition date in accordance with business combination accounting guidance. Any interests in the Operating Partnerships not owned directly by the Company are classified as non-controlling interests in the consolidated financial statements of the Company.

Each Operating Partnership is subject to its own partnership agreement. Income and loss for each Operating Partnership is allocated to the Company and the non-controlling interests based on a hypothetical liquidation at book value. Distributions of cash are made from the Operating Partnerships to the Company and the non-controlling interests in accordance with each individual partnership agreement.

Distributions of cash are made from the Company to WRT and Gancar in accordance with the LLC agreement of the Company. Cash is distributed first to WRT until it has received a 12% annual return on its contributions, second to Gancar until it has received a 12% annual return on its contributions and third 50/50 to WRT and Gancar. Income and loss of the Company is allocated based on a hypothetical liquidation at book value at each reporting date.

In August 2011 WRT made a $1,500 loan to the Company to be used to acquire the general partner interest in a new development property located in Tacoma, Washington. The loan bore interest at 12% per annum with no payments due until such time as the property was converted to an operating property. In 2012, the loan was converted to a preferred equity interest which entitles WRT to a 12% preferred return, plus a return of its equity, to be paid from cash flow from this property.

WRT contributed an additional $4,300 to the Company in September 2011. The funds were used to acquire the remaining general partnership interests in seven of the Operating Partnerships. The Company accounted for this purchase as an equity transaction. WRT is entitled to receive 100% of the cash attributable to these interests until such time as it has received its $4,300 capital contribution back plus a 12% return thereon.

In June 2012 the Company completed the acquisition of the general partnership/managing member interests in two additional low income housing tax credit communities located in Elk Grove, California and Reno, Nevada. The acquisition was completed in stages throughout 2011 and 2012. The acquisition was funded

Vintage Housing Holdings, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012 (unaudited) and from

June 24, 2011 (inception) through December 31, 2011 (unaudited)

(in thousands)

Through contributions from WRT of $1,711 in 2011 and $529 in 2012 and contributions from Gancar of $300 in 2011 and $260 in 2012.

Also in June 2012, the Company acquired the general partner interest in a new development property located in Lynwood, Washington. The acquisition was funded by capital contributions of $1,500 from WRT and $500 from Gancar. WRT contributed an additional $4,000 for the acquisition which entitles it to a 12% preferred return on this amount, plus a return of the $4,000 equity, which is to be paid from cash flow from this property.

In November 2012 WRT contributed an additional $750 to the Company to be used to acquire the general partner interest in a new development property located in Marysville, Washington. WRT is entitled to receive a 12% preferred return, plus a return of its equity, to be paid from cash flow of this property.

At December 31, 2013, the Company owns general partnership interests, certain developer fees, and advances receivable from 30 partnerships owning multifamily and senior housing properties located in California, Idaho, Missouri, Nevada, Oregon and Washington. As of December 31, 2013, WRT has contributed $39,490 and Gancar has contributed $9,460.

Note 2 – Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, and its subsidiaries, which are either wholly owned or controlled by the Company. The Company identifies entities for which control is achieved through means other than through voting rights (a variable interest entity or VIE) through the analysis as set forth in ASC 810 Consolidation of Variable Interest Entities and determines when and which business enterprise, if any, should consolidate the VIE. All 30 Operating Properties are considered VIES and the Company has determined it is the primary beneficiary of the underlying VIEs. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions in determining the values of assets and liabilities and the reported amounts of revenue and expenses during the reporting period.

Estimates and evaluations are susceptible to change and actual results could differ from the estimates and evaluations.

Investment in Rental Property

Rental property is carried at cost. Depreciation for financial reporting purposes is computed using the straight-line method, as follows:

Buildings and improvements	35-40 years
Land improvements	10-15 years
Furniture and fixtures	5-13 years

Expenditures for repairs and maintenance are expensed as incurred.

Vintage Housing Holdings, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012 (unaudited) and from

June 24, 2011 (inception) through December 31, 2011 (unaudited)

(in thousands)

Costs for the acquisition, development and construction of properties are capitalized to investments in rental property. The company capitalizes costs incurred during construction that are directly attributable to ready the asset for its intended use. The company ceases the capitalization of these costs as assets are placed in service or upon suspension of construction activities.

Upon the acquisition of real estate, the Company assesses the fair value of acquired assets (including land, buildings and improvements, and identified intangibles) and acquired liabilities and the Company allocates the purchase price based on these assessments. The Company assesses fair value based on estimated cash flow projections and utilizes appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property. If the acquisition is determined to be a business combination, then the related acquisition costs will be expensed. If the acquisition is determined to be an asset acquisition, then the related acquisition costs will be capitalized.

The fair value of the tangible assets of an acquired property is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land, building and improvements and fixtures and equipment based on management’s determination of the fair values of these assets. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods, current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. Management also estimates costs to execute similar leases.

Impairment of Long-Lived Assets

The Company reviews its rental property and purchased intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When recovery is reviewed, if the undiscounted cash flows estimated to be generated by the property are less than its carrying amount, the Company compares the carrying amount of the property to its fair value in order to determine whether an impairment loss has occurred. The amount of the impairment loss is equal to the excess of the asset’s carrying value over its estimated fair value. No impairment loss has been recognized during the years ended December 31, 2013 and 2012 (unaudited) and for the period from June 24, 2011 (inception) through December 31, 2011 (unaudited).

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments purchased with initial maturities of three months or less. The Company maintains cash and cash equivalents in financial institutions in excess of insured limits, but believes this risk is mitigated by only investing in or through major financial institutions.

Restricted Cash

Restricted cash held in escrow accounts includes cash reserves for real estate taxes, insurance premiums, tenant security deposits, operating reserves, hedge reserves, replacement reserves, bond cost reserves, principal reserves and other costs pursuant to the bond and loan agreement. The classification of restricted cash within the consolidated statements of cash flows is determined by the nature of the escrow account. Activity in escrow accounts related to real estate taxes, insurance, tenant security deposits and operating reserves is classified as operating activity. Any activity in escrow accounts related to replacement reserves is classified as investing activity. Any debt service reserves are classified as financing activity.

Vintage Housing Holdings, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012 (unaudited) and from

June 24, 2011 (inception) through December 31, 2011 (unaudited)

(in thousands)

Accounts Receivable and Bad Debts

Accounts receivable are recorded at the contractual amount and do not bear interest. Past due balances are reviewed individually for collectability. Tenant receivables are charged to bad debt expense when they are determined to be uncollectible based upon a periodic review of the accounts by management. GAAP require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method.

Derivative Financial Instruments

The Company’s interest rate swaps and interest rate caps are carried on the balance sheet at fair value. An interest rate swap or interest rate cap is carried as an asset if the counterparty would be required to pay the Company or as a liability if the Company would be required to pay the counterparty. The swaps and caps are not designated as cash flow hedges therefore the change in value is reflected in interest expense. Interest rate caps are carried on the balance sheet as a component of deferred loss.

Deferred costs and Amortization

Tax credit monitoring fees are amortized over their respective tax credit compliance period using the straight line method and are included in amortization expense. Direct financing fees include costs incurred in containing debt are deferred and amortized over the terms of the related agreements as a component of interest expense.

Amortization expense related to intangible assets over the next five years is as follows:

Goodwill

The Company has generated goodwill through the acquisition of certain of its consolidated general partner interests. The Company tests its goodwill for impairment annually. No impairment loss has been recognized during years ended December 31, 2013 and 2012 (unaudited) and for the period from June 24, 2011 (inception) through December 31, 2011 (unaudited).

Rental Income

Rental income is recognized as rentals become due, which approximates recognition on a straight-line basis over the related lease term. Leases generally have terms of one year and do not include future rent escalation. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the properties are operating leases.

Deferred Tax Credits

Upon syndication of the Operating Partnerships, investors acquired limited partnership interests in exchange for an obligation by the general partner to provide Internal Revenue Code Section 42 Low Income Housing Tax Credits. As the owner of the general partner interests, the Company is responsible for ensuring that the Operating Properties maintain tax credit compliance. Generally, tax credits may be utilized by the limited partners ratably over a 10 year period, however compliance is required to be maintained for 15 years. If the Operating Properties do not maintain compliance, the general partner is liable for any tax credit deficiencies arising from the non-compliance.

Vintage Housing Holdings, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012 (unaudited) and from

June 24, 2011 (inception) through December 31, 2011 (unaudited)

(in thousands)

At inception, the Company evaluated the stream of tax credits it was obligated to provide the limited partners based on the remainder of each Operating Property’s applicable tax credit period. At June 24, 2011 the Company recorded a deferred tax credit liability of $51,136. The Company amortizes this liability using the straight line method on a property by property basis over each respective tax credit period. The Company recorded deferred tax credit income of $10,120, $11,400 and $5,465 for the years ended December 31, 2013 and 2012 (unaudited) and for the period from June 24, 2011 (inception) through December 31, 2011 (unaudited), respectively. At December 31, 2013 and 2012 (unaudited), the Company had a deferred tax credit liability of $28,793 and $38,913, respectively.

The Company also considers, on an annual basis, whether it should record any liability associated with its obligation to maintain tax credit compliance for the remaining five years subsequent to the delivery of the tax credits. The Company considers whether it is probable the Internal Revenue Service would seek to recapture any previously delivered tax credits. The Company would record an expense and corresponding liability to the extent any tax credit recapture was probable. No tax credit recapture liability or expense was recorded for the years ended December 31, 2013 and 2012 (unaudited) and for the period from June 24, 2011 (inception) through December 31, 2011 (unaudited).

Other Financial Expense

Other financial expense include costs incurred related to servicing the bonds as defined in each Trust Indenture. These costs include trustee fees, issuer fees, remarketing fees, compliance fees, liquidity fees and credit enhancement fees.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its owners on their respective income tax returns. The Company’s federal tax status as a pass-through entity is based on its legal status as a partnership. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass- through entity. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities.

Accordingly, these consolidated financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2010 remain open.

Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and other liabilities approximate fair value as they are short-term in nature.

Vintage Housing Holdings, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012 (unaudited) and from

June 24, 2011 (inception) through December 31, 2011 (unaudited)

(in thousands)

Note 3 – Fair Value Measurements

The accounting standards establish a framework for measuring fair value as well as disclosures about fair value measurements. They emphasize that fair value is a market based measurement, not an entity-specific measurement. Therefore a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability other than quoted prices, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement fall is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Level 1 financial investments include highly liquid government bonds, mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include certain derivative financial instruments. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within Level 3 include, for example, residual interests in securitizations and other less liquid securities, investments in joint ventures and real estate investments.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Recurring Measurements

Derivative Financial Instruments

The Company uses interest rate swaps and interest rate caps to manage its interest rate risk. The valuation of these instruments is determined using both quantitative and qualitative valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative as well as potential credit risks with the swap counterparty. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, and implied volatilities. The fair values of interest rate swaps and interest rate caps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

Vintage Housing Holdings, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012 (unaudited) and from

June 24, 2011 (inception) through December 31, 2011 (unaudited)

(in thousands)

The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting as well as any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by itself and its counterparties. However, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that the derivative valuations in their entirety should be classified in Level 2 of the fair value hierarchy.

Vintage Housing Holdings, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012 (unaudited) and from

June 24, 2011 (inception) through December 31, 2011 (unaudited)

(in thousands)

The table below presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2013, according to the level in the fair value hierarchy within which those measurements fall (in thousands):

Recurring Basis	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 2)	Total
Assets
Interest rate caps	$—	$572	$—	$572
Liabilities
Interest rate swaps	—	2,199	—	2,199

The table below presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 (unaudited), according to the level in the fair value hierarchy within which those measurements fall (in thousands):

Recurring Basis	Quoted Prices in Active Markets for Identical Assets and Liabilities	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Interest rate caps	$—	$820	$—	$820
Liabilities
Interest rate swaps	—	4,388	—	4,388

There were no inter-level transfers of assets or liabilities during the years ended December 31, 2013 and 2012.

Financial Instruments Not Reported at Fair Value

The carrying value and estimated fair value of financial instruments not recorded at fair value on a recurring basis but required to be disclosed at fair value were as follows (in thousands):

	December 31, 2013
			Fair value hierarchy level
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Mortgages and notes payable	$315,026	$309,594	$—	$—	$309,594

	December 31, 2012 (unaudited)
			Fair value hierarchy level
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Mortgage and notes payable	$292,371	$286,189	$—	$—	$286,189

Vintage Housing Holdings, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012 (unaudited) and from

June 24, 2011 (inception) through December 31, 2011 (unaudited)

(in thousands)

Note 4 – Investment in Rental Property

Investment in rental property is comprised of the following:

	2013	2012
		(unaudited)
Land	$63,064	$63,064
Land improvements	21,315	21,315
Buildings and improvements	244,419	235,241
Furniture and fixtures	18,893	17,615
Construction in progress	53,936	23,507

Total rental property	401,627	360,742
Accumulated depreciation	26,160	14,962

Investment in rental property, net	$375,467	$345,780

Note 5 – Related Party Transactions

Development Fee

The Company enters into development agreements with an affiliate of Gancar. The agreements provide for development fees for services performed in connection with the development of the properties. The fees are payable from cash flows, as defined. As of December 31, 2013 and 2012 (unaudited), the aggregate outstanding fee payable, including interest, of $4,393 and $4,587 respectively was included in payable to affiliates. The interest expense related to the developer fees was $67, $103 and $70 for the years ended December 31, 2013 and 2012 (unaudited) and the period from June 24, 2011 (inception) through December 31, 2011 (unaudited) and is included in related party fees and expenses.

Asset Management Fee

Asset management services are provided by an affiliate of Gancar. The asset management fee equals an annual amount of $1,380. For the years ended December 31, 2013 and 2012 (unaudited) and for the period from June 24, 2011 (inception) through December 31, 2011 (unaudited), asset management fees of $1,380, $1,380 and $707, respectively are included in related party fees and expenses. Outstanding payables of $76 and $56 at December 31, 2013 and 2012 (unaudited) were included in payable to affiliates.

Several partnership agreements provide for the payment of an asset management fee to a non-controlling interest partner. The asset management fees are paid from cash flows as defined by the partnership agreements. For the years ended December 31, 2013 and 2012 (unaudited) and for the period from June 24, 2011 (inception) through December 31, 2011 (unaudited), asset management fees to the non-controlling interest partners of $335, $327 and $116, respectively are included in related party fees and expenses. At December 31, 2013 and 2012 (unaudited), the outstanding asset management fees payable to the non-controlling interest partners of $248 and $232 were included in payable to affiliates.

Managing General Partner Fee

The managing general partner of each consolidated entity is entitled to a managing general partner fee. For the years ended December 31, 2013 and 2012 (unaudited) and for the period from June 24, 2011 (inception) through December 31, 2011 (unaudited), managing general partner fees of $151, $149 and $74, respectively are included in related party fees and expenses.

Vintage Housing Holdings, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012 (unaudited) and from

June 24, 2011 (inception) through December 31, 2011 (unaudited)

(in thousands)

Advance from Affiliate

The Company was advanced funds from an affiliate of Gancar. The advance does not bear interest and is payable on demand. As of December 31, 2013 and 2012 (unaudited), $169 and $43, respectively is payable.

Note 6 – Mortgages and Notes Payable

The Company had outstanding mortgage loans payable and notes payable (collectively the “Mortgages”) of $315,026 and $291,371 at December 31, 2013 and 2012 (unaudited), respectively. The Mortgages were funded with the proceeds of state issued bonds. The Mortgage loan payments of principal and interest are generally due monthly.

The Mortgages are collateralized with a first mortgage on the properties and assignment of rents. The Mortgages are further collateralized with direct pay irrevocable transferable credit enhancement instruments with either Fannie Mae or Freddie Mac. Payments under the credit enhancement instruments, if any, are required to be repaid pursuant to the terms of the reimbursement agreements.

Vintage Housing Holdings, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012 (unaudited) and from

June 24, 2011 (inception) through December 31, 2011 (unaudited)

(in thousands)

The Company’s mortgages and notes payable at December 31, 2013 and 2012 (unaudited) are summarized as follows:

Description	Interest Rate (1)	Maturity Date	Principal Outstanding December 31, 2013	Principal Outstanding December 31, 2012
Agave Associates	SIFMA	10/2036	$14,600	$14,600
Agave Associates	3.50%	12/2036	2,500	2,500
Vintage at Bend	SIFMA	12/2036	5,395	5,500
Vintage at Bremerton	SIFMA	5/2033	6,200	6,200
Vintage at Burien	SIFMA	1/2038	6,680	6,780
Vintage at Everett	SIFMA	1/2038	16,180	16,395
Forest Creek Apartments	SIFMA	6/2040	13,680	13,680
Hamilton Place Seniors	SIFMA	7/2033	3,590	3,590
Hamilton Place Seniors	5.88%	7/2014	38	100
Holly Village Apartments	SIFMA	7/2032	6,855	7,025
Larkin Place Apartments	SIFMA	7/2033	4,825	4,825
Vintage at Richland	SIFMA	1/2038	7,535	7,535
Rosecreek Senior Living	SIFMA	12/2037	3,262	3,321
Vintage at Sequim	SIFMA + 2.00%	3/2038	6,227	6,299
Silver Creek Apartments	SIFMA	12/2037	12,775	12,985
Vintage at Spokane	SIFMA	8/2040	16,295	16,295
Seven Hills/ St Rose	SIFMA	10/2035	14,770	14,770
Seven Hills/ St Rose	0.00%	10/2052	300	300
The Bluffs Apartments	SIFMA	10/2035	18,300	18,700
The Bluffs Apartments	3.00%	7/2033	8	8
Twin Ponds Apartments	SIFMA +1.05%	1/2038	5,515	5,515
Vintage at Vancouver	SIFMA + 1.80%	3/2036	7,725	7,725
Bouquet Canyon Seniors	6.38%	7/2028	10,699	11,035
Vintage at Chehalis	3.06%	6/2040	8,190	8,190
Elk Creek Apartments	6.24%	11/2039	7,297	7,348
Falls Creek Apartments	6.08%	12/2040	8,262	8,325
Heritage Place Apartments	8.37%	7/2015	1,727	1,772
Heritage Place Apartments	1.00%	5/2039	488	505
Vintage at Mt. Vernon	3.58%	1/2037	8,430	8,540
Vintage at Napa	5.08%	6/2034	5,887	6,032
Vintage at Silverdale	2.83%	9/2039	14,880	14,880
Twin Ponds Apartments	6.20%	1/2038	1,169	1,287
Vintage at Vancouver	8.12%	12/2017	530	638
Vista Sonoma Senior Living	6.56%	1/2032	9,755	10,028
Vintage at Tacoma	4.61%	7/2029	17,800	17,800
Urban Center (Construction Phase)	0.82%	1/2047	41,400	16,400
Quilceda Creek Apartments	3.36%	7/2030	21,020	21,020

Contractual Debt Balance			330,789	308,448
Fair value adjustment (2)			(15,763)	(16,077)

Carrying value of debt			$315,026	$292,371

Notes to Floating Rate Debt Schedule:

(1)	SIFMA = Securities Industry and Financial Markets Association Municipal Swap Index.

SIFMA was ..06% at December 31, 2013

Each of the Vintage floating rate debt instruments is subject to an interest rate cap ranging from 5.5% to 8.25%

(2)	The fair value adjustment is amortized over the term of the respective debt through interest expense.

Vintage Housing Holdings, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012 (unaudited) and from

June 24, 2011 (inception) through December 31, 2011 (unaudited)

(in thousands)

Future scheduled principal maturities (not including fair market value adjustments) are as follows at December 31, 2013:

Year	Amount
2014	$4,503
2015	6,528
2016	5,169
2017	5,828
2018	9,137
Thereafter	299,624

$330,789

Note 7 – Concentration of Credit Risk

The Company maintains its cash balances in several accounts in various banks. At times, these balances may exceed the federal insurance limits; however, the Company has not experienced any losses with respect to its bank balances in excess of government provided insurance. Management believes that no significant concentration of credit risk exists with respect to these cash balances at December 31, 2013 and 2012 (unaudited).

Note 8 – Commitments and Contingencies

Tax Credits

The Company’s low-income housing tax credits are contingent on its ability to maintain compliance with applicable sections of the Internal Revenue Code Section 42. Failure to maintain compliance with occupant eligibility, and/or unit gross rent or to correct noncompliance within a specified time period could result in recapture of previously taken tax credits plus interest. In addition, such potential noncompliance may require an adjustment to the contributed capital by the limited partners.

Ground Rent

The Company has a ground lease obligation with respect to one of its Operating Properties. The ground lease calls for base rent of $108 per annum, increasing every five years by a percentage which is equal to the percentage increase in the average monthly unit rent over the preceding five year period. Ground rent expense for 2013 was $120. The ground lease expires on December 31, 2073.

Future minimum rental payments under terms of the fixed non-cancelable ground lease under which the company is the lessee as of December 31, 2013 are as follows:

2014 (1)	$120
2015 (1)	$120
2016 (1)	$120
2017 (1)	$120
2018 (1)	$120
Thereafter (1)	$6,475

(1)	Future minimum rent payments do not include estimates of rent changes required by the lease agreements. Therefore payments may differ from those presented.

Vintage Housing Holdings, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2012 (unaudited) and from

June 24, 2011 (inception) through December 31, 2011 (unaudited)

(in thousands)

Note 9 – Subsequent Events

Events that occur after the balance sheet date but before the consolidated financial statements are available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company through March 31, 2014 and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.